PROTECTION ONE, INC.

December 18, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3720

Washington, D.C. 20549

Attention:               Larry Spirgel
Kathryn Jacobson

Re:                             Comment Letter Dated December 8, 2006 Regarding Protection One, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2005 and Form 10-Q for the Quarter Ended September 30, 2006 (SEC File No. 1-12181)

Dear Mr. Spirgel and Ms. Jacobson:

On behalf of Protection One, Inc. (the “Company” or “Protection One”), this letter responds to the letter, dated December 8, 2006 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the year ended December 31, 2005

10. Employee Benefit Plans

Stock Appreciation Rights Plan, page 52

1.                                      Citing your basis in the accounting literature, tell us in detail why you believe that your accounting for your SARS is appropriate.  Further explain your statement that “payment under the plan will only be made in the event of a qualified sale,” considering the fact that your SARS also vest and become payable no later than February 8, 2011.

Response:  The Company followed the guidance in APB No. 25, “Accounting for Stock Issued to Employees,” and FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and determined that no compensation expense should be recorded related to the SARs granted.

 The Stock Appreciation Rights, or SARs, outstanding at December 31, 2005 vest and become payable upon the earlier of (1) a qualified sale as defined in the SAR Plan and (2) February 8, 2011.  The exercise price of each SAR was initially $4.50 and has been increasing by 9% per annum, compounded annually, commencing on February 8, 2005.  The redemption price for each SAR is the amount, if any, by which the “Exit Price” exceeds the exercise price.  The “Exit Price” is defined under the SAR Plan as the lower of $7.50 per SAR or the selling price per share upon a sale of more than 60% of the principal owners’ interests.  If there is no qualified sale prior to the sixth anniversary of the grant, or February 8, 2011, the Exit Price at that time would be $7.50.   Because the exercise price of each SAR at February 8, 2011 would be $7.55 ($4.50 compounded annually at 9% for six years) and the exit price per SAR is only $7.50, the SARs become worthless.  The annual redemption price calculation per SAR as of each anniversary date is as follows:

	Exercise	Exit	Redemption
	Price (1)	Price (2)	Price
2/8/05	$4.500	$7.500	$3.000
2/8/06	4.905	7.500	2.595
2/8/07	5.346	7.500	2.154
2/8/08	5.828	7.500	1.672
2/8/09	6.352	7.500	1.148
2/8/10	6.924	7.500	0.576
2/8/11	7.547	7.500	0.000

(1)       The exercise price compounds annually at 9%.
(2)       The maximum Exit Price is $7.50 pursuant to the terms of the SAR Plan.

The SARs were intended to have value only if there is a qualified sale as defined under the SAR Plan.  The SARs are worthless absent the contingent event of a qualified sale, and accordingly, no value was allocated to the SARs as of December 31, 2005.

Please note that, in conjunction with the May 12, 2006 distribution to shareholders, as described in our Form 10-Q for the quarter ended September 30, 2006 (as well as our Form 10-Q for the quarter ended June 30, 2006), 22% of the outstanding SARs were modified by fixing their exercise price at $5.02.   For the modified SARs, the Company, following the guidance provided in paragraphs A127 and A128 of SFAS 123(R), determined that the compensation liability should be recognized as the requisite service is rendered as of each reporting date.

Form 10-Q for the quarter ended September 30, 2006

1. Basis of Consolidation, Interim Financial Information and Recapitalization, pages 8-9

2.                                      We note that you incurred recapitalization costs totaling $4.4 million consisting of financing costs paid to third party consultants and compensatory make-whole payments related to options that had not yet vested. Please:

•                  Tell us your basis for expensing the amount paid to third party consultants.

•                  Tell us whether your employees are required to return the dividend or dividend equivalents if they forfeit the awards.  Refer to paragraph A37 of SFAS 123(R).

•                  Revise to allocate the approximately $3.2 million of compensation expense to the appropriate line items in your income statement.  Refer to SAB Topic 14:F.

Response to first bullet:  On April 26, 2006, the Company entered into an amended and restated bank credit agreement which modified the previous agreement as follows:

•                  Increased the amount borrowed under the facility to $300 million (approximately $66.8 million increase).

•                  Decreased the Applicable Margin on Eurodollar Loans to Libor + 2.50% from Libor + 3.00%.

•                  Extended the maturity date to March 31, 2012 from April 18, 2011, subject to earlier maturity if the Company does not refinance or repay its 8 1/8% senior subordinated notes.

•                  Modified the financial covenants generally to provide more flexibility for the Company.

The Company is following the guidance in EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments.”  The discussion section of EITF 96-19 notes that the Task Force reached a consensus that a substantial modification of terms should be accounted for, like and in the same manner as, an extinguishment.  The Task Force concluded that,

“From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows…under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.”

The Company followed the guidance provided in EITF 96-19 in performing the calculation of the present value of cash flows of the original debt instrument and the modified debt instrument and determined values of $233.2 million and $226.6 million, respectively.  Given that the present value of the cash flows of the modified debt instrument was less than 10% different from the present value of the cash flows of the original debt instrument, the modification was not deemed to be significant. Note that the guidance for step one of the calculation provides that any amounts received by the debtor from the creditor as part of the exchange or modification be subtracted from the cash outflows.

The guidance in EITF 96-19 further provided that for a modification of debt that is not to be treated as an extinguishment, fees paid to the creditor as part of the modification are to be associated with the modified debt instrument and are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument.  Costs incurred with third parties directly related to the modification (such as legal fees) should be expensed as incurred.

Based on the guidance in EITF 96-19, the Company concluded that the modification of debt was not a “substantial modification” and therefore should not account for the transaction as an extinguishment of the original debt.  In addition, the Company concluded that (i)fees paid to the creditor as part of the modification should be associated with the modified debt instrument and should be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, (ii)costs incurred with third parties directly related to the modification (such as legal fees) should be expensed as incurred, and (iii)the amortization period of the unamortized fees paid to obtain the original financing should be extended to the remaining term of the modified debt.

Response to second bullet:  The compensatory make-whole payments are not required to be repaid to the Company regardless of whether any portion of the award is later forfeited.

The Company believes the compensatory make-whole payment to the option holders is analogous to a repurchase of an equity award and determined that $3.2 million of the $4.5 million payment was related to options that had not yet vested.  Therefore, that amount was recognized as additional compensation cost due to acceleration of the requisite service period.

The Company considered the relevance of the guidance in paragraph A37 of SFAS 123(R) and determined it was not applicable because the Company was not historically a payor of dividends and none were anticipated when the options were awarded.  Therefore, no cash dividend value was included in the valuation of the options when they were granted.    Although there was an anti-dilution provision in the option agreements, option holders were not entitled to receive cash dividends or dividend equivalent cash payments under the agreements.

The Company believes the compensatory make whole payment is part of a modification to the original options granted in conjunction with an equity restructuring and therefore followed the guidance in paragraphs 54 and 55 of SFAS 123(R), which state:

54.  Except for a modification to add an antidilution provision that is not made in contemplation of an equity restructuring, accounting for a modification in conjunction with an equity restructuring requires a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification in accordance with paragraph 51.  If those amounts are the same, for instance, because the modification is designed to equalize the fair value of an award before and after an equity restructuring, no incremental compensation cost is recognized.  Illustration 12(e) (paragraphs A156–A159) provides further guidance on applying the provisions of this paragraph.

55.  The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date.  Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost.  An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.

Because the original option award included an antidilution provision, the Company followed the guidance in paragraph A157, which states:

A157.  For example, assume an award contains antidilution provisions.  On May 1 there is an announcement of a future equity restructuring.  On October 12 the equity restructuring occurs and the terms of the award are modified in accordance with the antidilution provisions.  In this example, the modification occurs on October 12 when the terms of the award are changed.  The fair value of the award is compared pre- and post-modification on October 12.  The calculation of fair value is necessary to determine if there is any incremental value transferred as a result of the modification, and if so, that incremental value would be recognized as additional compensation cost.  If there is no incremental fair value, no additional compensation cost would be recognized.

The Company engaged an independent, third party consultant to assist it in determining the fair value of the award on a pre- and post-modification basis and concluded that there was no incremental value created as a result of the modification and therefore no additional compensation cost should be recognized.

Response to third bullet:  The Company was aware and considered the guidance of Topic 14:F relating to its income statement presentation and believes that the $3.2 million of compensation expense related to the make whole payment is appropriately included with the recapitalization cost for the following reasons:

•                  A de minimis amount was attributable to cost of revenue (approximately $45,000) and to selling expense (approximately $14,000).

•                  Other than the de minimis amounts discussed above, all of the compensation to the employees who received the make-whole payment would have appropriately been included as general and administrative expense. Although the Company considered including this compensation expense in the “General and administrative” operating expense line item, it believed that reflecting the recapitalization costs as a separate line item within operating expense provided more visibility and transparency as to the components within operating expenses.

•                  To provide additional transparency, the Company disclosed the amount and classification of the recapitalization costs in Note 1 of the Notes to Condensed Consolidated Financial Statements in its Form 10-Q for each of the quarters ended September 30, 2006 and June 30, 2006.

The Company notes that in the Staff’s Comment Letter, the Staff has requested that the Company revise its income statement presentation for this compensation expense.  The Company respectfully requests that the Staff reconsider its request based on the above response.  As an alternative to revising the previously filed Form 10-Q for each of the quarters ended September 30, 2006 and June 30, 2006 for this item, the Company suggests that it include a parenthetical disclosure in its Form 10-K for the year ended December 31, 2006 to the line item for “General and administrative costs” as follows:

Operating expenses:

General and Administrative (exclusive of $3.2 million of compensation costs included in Recapitalization costs)	xx,xxx
Recapitalization costs	x,xxx

Liquidity and Capital Resources, page 50

Debt Covenants, Page 50

3.                                      We note that at September 30, 2006, you did not meet the interest coverage ratio incurrence test under your 8-1/8% senior subordinated notes indenture related to your ability to incur additional ratio indebtedness.  Tell us if the violation rendered the note callable as of the balance sheet date.  Refer to paragraph 5 of SFAS 78.

Response:  Although the Company did not satisfy the interest coverage ratio test under the 8-1/8% senior subordinated notes indenture at September 30, 2006, its failure to satisfy such ratio test did not render the notes callable.   The interest coverage ratio test under this indenture is an incurrence based test (not a maintenance test), and the Company cannot be deemed to be in default solely due to failure to meet the interest coverage ratio test.  As noted in our Form 10-Q for the quarter ended September 30, 2006, although continued failure to meet the interest coverage ratio test would result in restrictions on the Company’s ability to incur additional ratio indebtedness, the Company may borrow additional funds under other permitted indebtedness provisions of the indenture. Since there is not an event of default under the 8-1/8% senior subordinated notes indenture, the cross default provisions in the bank credit facility are not triggered and none of the Company’s debt is callable at September 30, 2006.  Therefore, paragraph 5 of SFAS 78 is not applicable.

*           *           *           *

The Company trusts that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form10-K/A for the fiscal year ended December 31, 2005 and on Form 10-Q for the quarter ended September 30, 2006;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (785) 856-9370.

Sincerely,

/s/ Darius G. Nevin
Darius G. Nevin
Executive Vice President and Chief
Financial Officer

cc:                               Richard Ginsburg, Protection One, Inc.

Eric A. Devin, Protection One, Inc.

Bob Duckworth, Deloitte & Touche LLP

Scott Falk, Kirkland & Ellis LLP